Exhibit 99.1

SaverOne Signs Pilot Agreement with RBtec to Expand its RF Sensing Technology into the Security Market

The pilot will integrate SaverOne’s RF sensing technology with RBtec’s perimeter intrusion detection system for an end-customer in the security sector, marking a further step in SaverOne’s strategic expansion into the defense and security markets

Petah Tikvah, Israel, June 16, 2026 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in advanced transportation safety and RF-based solutions, is pleased to announce that it has signed a Pilot Cooperation Agreement with RBtec, a provider of perimeter intrusion detection systems for commercial, industrial and homeland security applications, to integrate SaverOne’s RF sensing technology with RBtec’s perimeter security system for a planned pilot deployment with a key RBtec customer in the security sector.

The agreement follows a successful product proof of concept of SaverOne’s system for a security-related application. Under this new pilot, SaverOne will adapt its sensor for integration with RBtec’s system and provide technical support, while RBtec will be responsible for the relationship with the end-customer. The pilot is expected to run for a period of six months, after which, and subject to its results, the parties intend to discuss the terms of a potential commercial agreement.

The agreement represents a further step in SaverOne’s strategic expansion into the defense and security markets, a new direction the Company introduced with its recently announced strategic transaction with VisionWave Holdings, Inc. (Nasdaq: VWAV).

SaverOne’s RF-based sensing technology detects, locates and analyzes cellphone signals under conditions in which conventional optical systems are less effective — capabilities the Company believes are well suited to a broad range of security, homeland security and critical infrastructure applications, well beyond the Company’s traditional target market of preventing driver distraction caused by mobile phone use.

Pazit Ribak-Barnoy, Chief Executive Officer of RBtec, commented, “At RBtec, we are constantly evaluating innovative technologies that can enhance the value, performance and breadth of the solutions we deliver to our customers. SaverOne’s RF sensing capabilities represent a complementary technology with strong potential to add a new layer of detection and intelligence to our perimeter security systems and fence alarm systems, further expanding the capabilities of our integrated intrusion detection solutions.”

Ori Gilboa, CEO of SaverOne, stated, “This pilot agreement with RBtec is an important milestone in executing our strategy to expand our addressable markets and leverage SaverOne’s RF sensing technology into the security market. It demonstrates that our technology, which was originally developed to save lives on the road, has strong and tangible value in security applications as well. Following the successful joint proof of concept, we are now moving to integrate our sensor into a real-world security system for an RBtec end-customer, and we look forward to demonstrating its capabilities during the pilot. This is a further concrete step in the new expanded strategic direction we set out alongside our transaction with VisionWave, as we build out SaverOne’s position in the growing defense and security markets.”

About SaverOne

SaverOne is a technology company specializing in advanced transportation safety and RF-based sensing solutions. The Company designs, develops and commercializes OEM and aftermarket technologies that detect, locate and analyze cellphone RF signals using proprietary hardware, software, AI and algorithms.

SaverOne’s first commercial product line is designed to prevent vehicle accidents caused by driver distraction from mobile phone use. Building on the same core RF sensing platform, the Company is also developing solutions for vulnerable road user detection under limited-visibility and non-line-of-sight conditions, based on the cellphone footprint of pedestrians and other road users. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

In 2026, SaverOne expanded the potential applications of its RF sensing technology beyond transportation through its strategic transaction with VisionWave Holdings, Inc. (Nasdaq: VWAV), focused on integrating SaverOne’s RF capabilities into defense, homeland security and critical infrastructure applications. This expanded strategic direction includes opportunities in RF-based detection, sensing and locating in environments where conventional optical systems may be less effective.

Learn more at https://saver.one/

About RBTec

RBtec Perimeter Security Systems (founded in 1986) is a global provider of electronic perimeter intrusion detection systems (PIDS) with extensive experience in military and border security. RBtec operates internationally—with headquarters in the United States (Maryland/New Jersey)—and serves over 54 countries worldwide.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the success of the pilot with RBtech; SaverOne’s ability to protect its patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; SaverOne’s plan to seek patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; SaverOne’s expectations regarding its tax classifications; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com